Exhibit 99.1

Virax Biolabs Signs Multi-Country Commercial Supply Agreement with Fosun Diagnostics

LONDON, July 9, 2026 /PRNewswire/ - Virax Biolabs Group Limited (NASDAQ: VRAX) (“Virax” or the “Company”) today announced that its wholly owned subsidiary, Virax Biolabs (UK) Limited, has entered into an exclusive multi-country commercial supply agreement with Fosun Diagnostics for the Company’s ImmuneSelect research-use immune profiling product line. The agreement covers six Southeast Asian markets, including Thailand, Vietnam, Indonesia, the Philippines, Singapore and Malaysia, and establishes a framework for immediate product supply under purchase orders, supporting near-term potential revenue opportunities and regional commercial expansion.

ImmuneSelect is Virax's commercially available research-use-only (“RUO”) immune profiling product line and is distinct from ViraxImmune™, the Company's in-development diagnostic platform currently progressing through clinical and regulatory development.

Virax believes the agreement represents a significant commercial milestone for its ImmuneSelect platform, providing access to multiple Southeast Asian markets through a leading regional diagnostics organization. The framework is designed to support phased commercial expansion, including additional product offerings, higher-volume supply arrangements, and potential OEM or private-label arrangements.

Fosun Diagnostics is the core entity of the diagnostics business under Fosun Medtech, a division of Fosun Pharma. Fosun Pharma (stock code: 600196.SH; 02196.HK) is an innovation-driven global pharmaceutical and healthcare group with operations spanning pharmaceuticals, medical technologies, diagnostics and healthcare services. Fosun Pharma reported 2025 revenue of RMB41.662 billion, approximately US$5.8 billion. Virax believes Fosun Diagnostics provides a commercially established partner for evaluating and expanding the reach of ImmuneSelect across the ASEAN region.

KEY HIGHLIGHTS:

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Commercial supply agreement with Fosun Diagnostics covering six Southeast Asian markets, with exclusivity subject to agreed minimum purchase and performance requirements.

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Supports near-term potential revenue opportunities through purchase-order-driven supply of Virax’s commercially available ImmuneSelect product line
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Provides access to Fosun Diagnostics' established regional commercial infrastructure and customer network.
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Framework supports expansion into additional products, higher-volume supply arrangements and potential OEM/private-label opportunities.
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Near-term commercial opportunity separate from ViraxImmune™, the Company's in-development diagnostic platform.

Virax will supply ImmuneSelect immune profiling products, including ELISpot assay plates used to measure cellular immune responses, to Fosun Diagnostics under purchase orders, enabling immediate commercial execution. Pricing includes structured volume-based tiers reflecting scalable commercial economics across the ASEAN region. The initial focus is tuberculosis-related research applications in Thailand, where Fosun has identified near-term customer demand and is progressing initial evaluation activity through Fosun Pharma’s regional network, with rollout potential across Vietnam, Indonesia, the Philippines, Singapore and Malaysia.

“This agreement represents a major step forward in the commercial rollout of our ImmuneSelect platform across Southeast Asia,” said James Foster, Chairman and Chief Executive Officer of Virax Biolabs. “It establishes a structured multi-country framework with one of Asia’s leading diagnostics groups, enabling immediate commercial activity and a clear pathway for scalable regional expansion.”

“We are pleased to collaborate with Virax Biolabs as we evaluate ELISpot-based research applications across Southeast Asia,” said Leon Zhang, International Commercial Head for China Domestic Business, Fosun MedTech. “Virax’s ImmuneSelect ELISpot platform provides a strong option for our evaluation activities, and we look forward to assessing its performance across multiple regional markets.”

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on immune response detection and T cell immune profiling. The Company is developing in vitro diagnostic technologies for viral and immune-mediated diseases, with an initial strategic focus on post-acute infection syndromes, including Long COVID, and related areas of chronic immune dysfunction. Its principal programs are ViraxImmune™, an in-development T cell-based immune profiling and diagnostic platform, and ImmuneSelect, a research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents.

For more information, please visit www.viraxbiolabs.com

About Fosun Diagnostics

Founded in 1989, Fosun Diagnostics is an in vitro diagnostics company focused on the development and implementation of innovative diagnostic technologies and products. Fosun Diagnostics is the core entity of the diagnostics business under Fosun Medtech, a division of Fosun Pharma, with six major R&D and production bases across China. Fosun Pharma is an innovation-driven global pharmaceutical and healthcare group listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, with businesses across pharmaceuticals, medical technologies, diagnostics and healthcare services.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to keep pace with new technology and changing market needs; the possibility that the supply agreement with Fosun Diagnostics may not generate anticipated revenue or achieve expected commercial results; potential for clinical, analytical or performance studies to generate statistically and/or clinically meaningful evidence sufficient to support regulatory submissions, commercialization or adoption, failure of preliminary, interim or top-line data to accurately reflect the complete results of a trial, failure of planned or ongoing preclinical and clinical studies to demonstrate expected results, potential failure to continue to secure FDA and other regulators’ agreement on the regulatory path for ViraxImmune™ or other potential products; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.

These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2026. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

Company Contact:

Virax Biolabs Group Limited
Phone: +44 020 7788 7414
Email: info@viraxbiolabs.com

Investor Contact:

Dave Gentry, CEO
RedChip Companies, Inc.
Phone: 1-407-644-4256
Email: VRAX@redchip.com